02060725

EXEMPTION ID # 82-34686

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

HOME ABOUT MOSAIC CAPABILITIES CAREERS INVESTOR RE

Press Releases
Stock Info
Stock Quote
Stock Chart
Fundamentals
Financial Reports
Earnings Estimates
Presentations
Web Casts
Conference Calls
Upcoming Events
E-mail Alerts
Sedar Filings
Disclosure Policy

Press Releases

SUPPL

Attention Business Editors:

Mosaic Group Inc. Defaults on Interest Payment

TORONTO, Dec. 16 /CNW/ - Mosaic Group Inc. (TSX:MGX) announced tod it has not made its December 13th and December 15th interest payments Senior Secured Term Debt Notes and COPrS Senior Subordinated Term Debt respectively aggregating $5.4 million.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, best-in-class provider of results-driven, measurable marketing solutio global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Te Solutions; and Sales Solutions & Research, offered as integrated end-t solutions. Mosaic differentiates itself by offering solutions steeped technology, driven by efficiency and providing measurable and sustaina results for our Brand Partners. Mosaic trades on the TSX under the sym Further information on Mosaic can be found on its web site at www.mosa

%SEDAR: 00002180E

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

-30-

For further information: Ben Kaak EVP & CFO, (416) 813-427 Mosaic Group Inc., Email: kaakb@mosaicgroupinc.com; Donna Cox-Davies, VP Communications, (416) 813-4279, Mosaic Group Inc., (201) 242-3520, ema: cox-daviesd@mosaicgroupinc.com

Index of Releases

02 DEC 23 AM 9:27

dlw 1/2/03

EXEMPTION ID # 82-34686

Press Releases

Attention Business Editors:

Mosaic Group Initiates Court-Supervised Restructuring

Hap Stephen appointed Chief Restructuring Officer

TORONTO, Dec. 17 /CNW/ - Mosaic Group Inc. (TSX:MGX), (the "Compan
announced today that it is voluntarily initiating a restructuring of it
obligations and capital structure. The Company is seeking Court Orders
proceed with this activity under the Companies' Creditors Arrangement
CCAA, in Canada. Certain of Mosaic's U.S. subsidiaries (the "US Subsid
plan to file voluntary petitions for reorganization under Chapter 11 o
U.S. Bankruptcy Code today in the U.S. Bankruptcy Court for the Northe
District of Texas in Dallas (the "US Bankruptcy Court"). Mosaic Data S
Inc. and Mosaic InfoForce LP will not be commencing bankruptcy proceed
the court Orders in Canada being sought are granted and upon the comme
of the US Subsidiaries' Chapter 11 proceedings, the Company anticipate
it and its filing subsidiaries will be provided with the time and the
protection necessary to formulate a restructuring plan with its credit

Marc Byron, Vice Chair and CEO of Mosaic Group Inc., said, "Today'
initiative provides the Company the opportunity to address its challen
while preserving the interest of its stakeholders. If the court Orders
Canada being sought are granted, and upon commencement of the US Subsi
Chapter 11 proceedings, the businesses will continue to operate with l
interruption while a restructuring plan is developed. The Company has
commitment in principle from its lenders to provide additional funding
form of a Debtor-in-Possession facility that should provide adequate l
while a restructuring plan is pursued. Mosaic anticipates that Associa
salaries, wages, benefits and expenses will continue to be paid and th
suppliers will be paid for the goods and services provided post-filing
ongoing basis. The debt obligations incurred before today's action wil
addressed in the restructuring plan. Mosaic will also strive to provid
Brand Partners with best-in-class solutions at the same high standard
have come to expect."

Mosaic's board of directors also announced the appointment of Mr.
Stephen as Chief Restructuring Officer of the Company, effective immed
Mr. Stephen is one of Canada's leading restructuring advisors. He has
a number of major corporations in successful financial restructurings.
Reporting directly to the independent committee of the board of direct
Stephen will be responsible for directing the financial restructuring
and recommending operational changes, working in conjunction with the
Company's senior management team.

KPMG, Inc. will serve as the Court-appointed Monitor under the CCA
process and will assist the Company in formulating its restructuring p
which could include the sale of all or parts of the Company or
recapitalization. The Company also plans to retain the services of an
investment banking firm to assist in the restructuring process.

Marc Byron continued, "Mosaic has been adversely impacted primaril
such factors as a loss of revenue and earnings resulting from unforese
difficulties encountered by some of the Company's largest Brand Partne
level of debt incurred in the Company's previous acquisition strategy
unsatisfactory performance of the Company's UK operations. These chall
caused the liquidity issue the Company is addressing through the proce
initiated today.

EXEMPTION ID # 82-34686

"The Company's message to the Brands with whom it partners and serv
its talented Associates and, to its suppliers is that Mosaic is open fc
business. Mosaic serves a number of Fortune 100 companies that count oı
each and every day. A prime example of Mosaic's strength is demonstrate
through the performance of its Sales Solutions division, which has grov
revenues by over 25% year over year and increased earnings by over 50%
to the third quarter. This cash flow positive business is the leader iı
America, significantly larger in size to that of its nearest competitoı
providing mission critical sales and merchandising solutions to world-c
brands. We are determined to achieve a successful restructuring which v
enable Mosaic to realize its full potential."

Forward Looking Statements

The Company and its representatives periodically make written and s
forward-looking statements and projections, including those contained :
annual and quarterly reports to shareholders. Substantial risks and
uncertainties exist with respect to such factors as the maintenance of
relationships, client credit risk, complying with terms of debt agreeme
the performance of capital markets, changes in interest rates, changes
foreign currency exchange rates, the retention of key management and
availability of employees for hire, changes in labour and other laws tc
the Company is subject, the impact of terrorism on consumer and busines
behavior, competition, and overall economic performance, as well as vaı
other risk factors that will be listed from time to time in the Company
reports or other forms of public disclosure whether written or oral. Be
of these risks and uncertainties, actual results could differ material
those contained in the Company's projections or other forward-looking
statements. The Company cautions readers when making decisions to cons:
risks and uncertainties inherent in relying on forward-looking statemeı
by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada,
best-in-class provider of results-driven, measurable marketing solutioı
global brands. Mosaic specializes in three functional solutions: Direct
Marketing Customer Acquisition and Retention Solutions; Marketing & Tec
Solutions; and Sales Solutions & Research, offered as integrated end-tc
solutions. Mosaic differentiates itself by offering solutions steeped :
technology, driven by efficiency and providing measurable and sustainab
results for our Brand Partners. Mosaic trades on the TSX under the symb
Further information on Mosaic can be found on its web site at www.mosa:

%SEDAR: 00002180E

-30-

For further information: Donna Cox-Davies, VP Communications,
(416) 813-4279, Mosaic Group Inc., email: cox-daviesd@mosaicgroupinc.cc

Index of Releases

EXEMPTION ID# 82-34686

MOSAIC
REAL SOLUTIONS. REAL RESULTS.

HOME ABOUT MOSAIC CAPABILITIES CAREERS INVESTOR R

Press Releases
Stock Info
Stock Quote
Stock Chart
Fundamentals
Financial Reports
Earnings Estimates
Presentations
Web Casts
Conference Calls
Upcoming Events
E-mail Alerts
Sedar Filings
Disclosure Policy

Press Releases

Attention Business Editors:

Mosaic Group Inc. Obtains Court Order to Initiate Restructuring

TORONTO, Dec. 18 /CNW/ - Further to a news release issued December 17, 2002, and following the completion of proceedings before t Ontario Superior Court of Justice later that day, Mosaic Group Inc. (TS announced it has obtained a court Order under the Companies' Creditors Arrangement Act in Canada to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of Mosaic's US Subsidiaries commenced proceedings for reorganization under Chapter 11 United States bankruptcy code in the United States Bankruptcy Court fo Northern District of Texas in Dallas.

About Mosaic Group Inc.
Mosaic Group Inc., with operations in the United States and Canada, best-in-class provider of results-driven, measurable marketing solutio global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Te Solutions; and Sales Solutions & Research, offered as integrated end-t solutions. Mosaic differentiates itself by offering solutions steeped technology, driven by efficiency and providing measurable and sustainal results for our Brand Partners. Mosaic trades on the TSX under the syml Further information on Mosaic can be found on its web site at www.mosa
%SEDAR: 00002180E

-30-

For further information: Donna Cox-Davies, VP Communications, (416) 813-4279, Mosaic Group Inc., email: cox-daviesd@mosaicgroupinc.c

Index of Releases